UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2016

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name: Junichi Shinbo
Title: Managing Executive Officer / Group CFO

March 3, 2016

Mizuho Financial Group, Inc.

The Dai-ichi Life Insurance Company, Limited

DIAM Co., Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Asset Management Co., Ltd.

Shinko Asset Management Co., Ltd.

Decisions on Key Matters concerning the Integration of Asset Management Companies

DIAM Co., Ltd. (President & CEO: Yasumasa Nishi), Mizuho Trust & Banking Co., Ltd. (President & CEO: Takeo Nakano), Mizuho Asset Management Co., Ltd. (President & CEO: Hidetake Nakamura), and Shinko Asset Management Co., Ltd. (President & CEO: Shuichi Goto) (collectively, the “Integrating Companies”) have been proceeding with discussions and preparations for the integration of their asset management functions pursuant to the memorandum of understanding on the integration dated September 30, 2015. In this regard, we are pleased to announce the following decisions on certain key matters concerning the new company:

1.	Company name: Asset Management One

2.	Representative: Yasumasa Nishi (President & CEO, DIAM Co., Ltd.)

3.	Location of head office: 1-8-2 Marunouchi, Chiyoda-ku, Tokyo

4.	Effective date of integration: October 1, 2016

The company name of the new company will be “Asset Management One,” representing our vision of becoming number one asset management company in terms of customer trust by providing a higher level of satisfaction through the collaboration among the Integrating Companies. Furthermore, the new name also represents our aim to become the number one asset management company in Asia that is competitive with the largest global asset management firms.

The role of asset management companies is becoming increasingly important given the more severe investment environment, such as the introduction of a negative interest rate policy and falling crude oil prices.

The new company will contribute to the vitalization of household financial assets through providing high-quality products and services; the company will draw on the strengths developed in a variety of business lines of the Integrated Companies on top of the existing product line-up of the Integrating Companies, and develop investment products which would be suitable to medium- to long-term asset building for individual customers or products which would substitute deposits, encouraging a shift “from saving to investment.”

The new company will also use its investment knowhow to meet the needs of pension funds and corporate customers to diversify and sophisticate their investments in the current market environment, enabling those customers to expand their investment targets and investment strategies.

Following the Strategic Directions and Priorities published by the Japanese Financial Services Agency, the Integrating Companies have recently established and announced policies with respect to conduct their “fiduciary duties” in a manner that ensures that they continue to be their customers’ most trusted and valued medium- to long-term partners, providing products that truly serve their customers’ benefits. By adopting those same policies and implementing action plans that consist of specific, customer-focused measures, the new company will aim to be an asset management company that fulfills its fiduciary duties and provides its customers with solutions of the highest standards.

We will continue to prepare for the integration and plan to enter into a formal and legally binding agreement with respect to the key issues concerning the integration, including the decisions described above. We will make a further announcement once such formal agreement has been reached.

-End-

Inquiries regarding this matter

Mizuho Financial Group, Corporate Communications Division        +81-3-5224-2026

Dai-ichi Life Insurance, Public Relations Dept.        +81-50-3780-3235 (or -3256 or -3257)